SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period August 22, 2007 to August 23, 2007
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑
          [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release Announcing Executive Appointment.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
August 23, 2007	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE
Pengrowth Management Limited Announces Executive Appointment
          (Calgary, AB, August 23, 2007) — Pengrowth Management Limited (“Pengrowth”) is pleased to announce the appointment of Robert Nicolay as Vice-President, Business Development. Pengrowth Management Limited is the Manager of Pengrowth Corporation and Pengrowth Energy Trust. In his new position, Mr. Nicolay will report directly to James S. Kinnear, President and Chief Executive Officer, and will have broad responsibilities for the operating and business development activities of Pengrowth Management Limited, including the identification of value-added activities and transactions related to the energy sector.
“As Pengrowth continues to grow, we look for outstanding people who share our pursuit of excellence in business and the community,” stated James S. Kinnear. “We are fortunate to have attracted Bob Nicolay, with his considerable experience, and I look forward to the contribution he will make on our leadership team as we continue to look for opportunities that deliver value.”
Mr. Nicolay is a highly respected energy industry executive with a proven track record of success, leadership and community involvement over the past 27 years. Prior to joining Pengrowth, Mr. Nicolay was President and Chief Executive Officer of the Calgary Olympic Development Association, where he successfully led efforts to raise over $70 million towards the development and construction of the country’s first Canadian Centre of Sport Excellence. From 1999-2004, Mr. Nicolay served as President and Chief Executive Officer of ENMAX Corporation, a vertically integrated energy distribution, supply and service company. During his tenure, Mr. Nicolay led efforts to transform ENMAX from a city department to a successful corporation. Under his leadership, energy sales, net earnings, asset values, owner’s equity, dividends, customer base and return on equity increased significantly and the company became a recognized business and community leader.
“I was drawn to Pengrowth because of their success, their entrepreneurial spirit and their belief in giving back to the communities where their members live and operate,” stated Robert Nicolay. “This is a unique opportunity and I am excited about the challenge and the opportunity that this presents, and I am proud to be joining the Pengrowth team.”
In addition to his business accomplishments, Mr. Nicolay received his Business Administration Diploma from Mount Royal College in 1979, and went on to earn his Bachelor of Commerce Degree from the University of Calgary in 1980. He received an Advanced Management Diploma in 1987 from the Banff School of Advanced Management, and then received his Masters of Business Administration in 1995 from NOVA Southeastern University / Simon Fraser University. In 2005, he received his Institute-Certified Director designation from the Institute of Corporate Directors. He currently sits on a number of small corporate boards and is actively involved in a number of community-based organizations and serves as a Governor of the Calgary Petroleum Club.

About Pengrowth Management Limited
Pengrowth Management Limited is a privately owned and operated Canadian firm, founded by James S. Kinnear in 1982. Headquartered in Calgary, Alberta, the company was originally established to act as an advisor to Canadian pension funds and financial institutions, and to manage assets on their behalf. Since 1988, the company has actively managed the operations and assets of Pengrowth Corporation (the “Corporation”) and its successor companies and corporate entities. Under a Management Services Agreement, Pengrowth Management Limited is granted administrative powers that permit it to undertake, on behalf of the Corporation and Pengrowth Energy Trust, matters pertaining to the properties of the Corporation. In addition, Pengrowth Management Limited provides recommendations to the Board of Pengrowth Corporation as to its strategic direction.
About Pengrowth Energy Trust
Founded in 1988, Pengrowth Energy Trust is one of North America’s largest and most successful energy trusts. The company is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current market capitalization of approximately $5 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 294-0051